$65,731,702
                       Lehman Structured Securities Corp.
          Commercial Mortgage Pass-Through Certificates, Series 1996-1
                          -----------------------------

          Commercial Mortgage Pass-Through Certificates, Series 1996-1 (the "Certificates") will consist of three classes, Class E-1 and Class E-2
(collectively, the "Offered Certificates") and Class R (the "Class R Certificate"). Only the Offered Certificates are being offered hereby. As set forth herein, the Class E-2 Certificates will be subordinated to the Class E-1 Certificates. It is a condition to the issuance of the Offered Certificates that the Class E-1 Certificates be rated "BBB" by Duff & Phelps Credit Rating Co. ("D&P"), and that the Class E-2 Certificates be rated "BB" by each of Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P"), and D&P.

          The Certificates will represent, in the aggregate, all of the beneficial ownership interests in a trust (the "Trust") to be established by Lehman Structured Securities Corp. (the "Depositor") pursuant to a Trust Agreement, dated as of October 1, 1996, between the Depositor and State Street Bank and Trust Company, as trustee (the "Trustee"). The primary assets of the Trust (the "Trust Fund") will consist primarily of certain Resolution Trust Corporation (the "RTC" and, together with its successors and assigns, the "Seller") Commercial Mortgage Pass-Through Certificates, Series 1994-C1 (the "Underlying Certificates"), Class E (the "Underlying Class E Certificates"), which Underlying Class E Certificates represent approximately 59.37% of the original Certificate Principal Amount of Class E of the Underlying Certificates, with a current principal balance of $65,731,702.68 upon deposit into the Trust. The Underlying Class E Certificates represent an interest in a trust fund (the "Underlying Trust Fund"), the assets of which consist primarily of adjustable and fixed rate, amortizing and balloon payment, conventional mortgage loans secured by first liens on commercial real estate properties, multifamily residential properties and mixed residential/commercial properties and also includes mortgage loans secured by junior liens on such types of properties (all such mortgage loans, the "Mortgage Loans"). The Underlying Class E Certificates were acquired by the Depositor in secondary market transactions at varying prices. The Underlying Class E Certificates are currently rated "BB" by S&P and D&P.

                  ------------------------------  (cover continued on next page)

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Prospective investors in the Offered Certificates should consider the factors discussed under "Risk Factors" beginning on page 12.


                        Initial Certificate     Price to      Underwriting        Certificate         Final Scheduled        CUSIP
          Class          Principal Amount      Public (3)       Discount         Interest Rate      Distribution Date(1)     Number
          -----          ----------------      ---------        --------         -------------      -----------------        ------
    Class E-1........       $29,579,266           (2)             (2)                7.995%            June 25, 2026      52518RAA4
    Class E-2........       $36,152,436          93.75%          0.25%               7.995%            June 25, 2026      52518RAB2

------------------------

   (1)    Determined on the basis of the assumptions set forth herein.
   (2)    The Class E-1 Certificates will be offered by Lehman Brothers from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
   (3)    The aggregate  proceeds  (excluding  accrued interest) to the Depositor from the sale of the Offered  Certificates will be approximately $60,525,000, before deduction of expenses payable by the Depositor estimated to be approximately $525,000.

                         ------------------------------


          The Offered Certificates offered by this Prospectus are offered by Lehman Brothers Inc. or one of its affiliates ("Lehman Brothers" or the "Underwriter") subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by Lehman Brothers and certain further conditions. It is expected that the Class E-2 Certificates will be delivered in definitive form at the offices of Lehman Brothers, New York, New York, and that the Class E-1 Certificates will be delivered in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company, in each case on or about November 1, 1996.

                         ------------------------------
                                 LEHMAN BROTHERS

November 8, 1996

(cover continued from previous page)

          The primary credit support for the Underlying  Class E Certificates is
(i) the right to draw on a reserve fund (the "Reserve Fund") established by the RTC, (ii) the credit support provided by subordination to the Underlying Class E Certificates of certificates ranking lower in priority of payments and higher in priority of allocation of losses, and (iii) the extent to which the current Scheduled Principal Balance of the Mortgage Loans exceeds the Certificate Principal Amount of the Underlying Certificates. The Certificates and the Underlying Class E Certificates do not constitute obligations of the Depositor, the Trustee, the Seller, the RTC or any depository institution for which the RTC has acted as conservator or receiver. Neither the Certificates nor the Underlying Class E Certificates will be savings accounts or deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Resolution Trust Corporation or any other governmental agency or instrumentality.

          Lehman Brothers, directly or through one or more of its affiliates, intends to make a secondary market in the Offered Certificates but is under no obligation to do so.

          The Offered Certificates will bear interest at the rate per annum (the "Certificate Interest Rate") set forth on the cover hereof. Interest on the Offered Certificates will be payable each month on the 25th day of the month (or the next succeeding Business Day if such 25th day is not a Business Day), which is the same day on which distributions on the Underlying Class E Certificates are scheduled to be made (each such date, a "Distribution Date"), commencing November 25, 1996. Interest will accrue on the Offered Certificates from the first day of the month preceding the month in which the related Distribution Date occurs through the last day of such preceding month (each such period, the "Certificate Interest Accrual Period"), which is the same period over which the Underlying Class E Certificates will accrue interest. Principal payments on the Offered Certificates will be made in the amounts and in accordance with the priorities described herein.

          An election will be made to treat the Trust Fund as a "real estate mortgage investment conduit" (a "REMIC" and, with respect to the Trust Fund, the "Trust REMIC") for federal income tax purposes. The Offered Certificates will be designated as "regular interests" and the Class R Certificate will be designated as the "residual interest" in the Trust REMIC. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

          The transferability of the Offered Certificates is subject to certain limitations. See "DESCRIPTION OF THE CERTIFICATES -- Restrictions on the Transfer of the Certificates."

          Until ninety days after the date of this Prospectus, all dealers effecting transactions in the Offered Certificates, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers acting as underwriters to deliver the Prospectus with respect to their unsold allotments or subscriptions.